Via Facsimile and U.S. Mail
Mail Stop 6010

April 17, 2009

Mark I. Gittelman
Chief Financial Officer and Treasurer
Elite Pharmaceuticals, Inc.
165 Ludlow Avenue
Northvale, NJ 07647

Re: Elite Pharmaceuticals, Inc.
Item 4.01 Form 8-K filed February 19, 2009
Item 4.01 Form 8-K/A filed March 12, 2009
Item 4.01 Form 8-K/A filed April 14, 2009
File No. 1-15697

Dear Mr. Gittelman:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Sasha Parikh
Staff Accountant